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                          July 26, 2023

       Quang Pham
       President, Chief Executive Officer and Director
       Cadrenal Therapeutics, Inc.
       822 A1A North, Suite 306
       Ponte Vedra, Florida 32082

                                                        Re: Cadrenal
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 24, 2023
                                                            File No. 333-273384

       Dear Quang Pham:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Leslie Marlow, Esq.